[Medical Properties Trust, Inc. Letterhead]
VIA EDGAR AND FACSIMILE TRANSMISSION
August 30, 2007
Kevin Woody
Robert Telewicz
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Medical Properties Trust, Inc.
File No. 001-32559
Form 10-K for Fiscal Year Ended December 31, 2006
This letter is submitted by Medical Properties Trust, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Commission on March 16, 2007, as set forth in your letter, dated August 16, 2007 (the “Comment Letter”), to R. Steven Hamner, Executive Vice President and Chief Financial Officer of the Company. For reference purposes, the relevant text of the Comment Letter has been reproduced below.
Comment 1:
We have reviewed your response to comment number 1. Please amend your Form 10-K for the year ended December 31, 2006 to include the audited financial statements of Vibra Healthcare LLC.
Response:
We filed Form 10-K/A on August 30, 2007 which included the audited financial statements of Vibra Healthcare, LLC for the year ended December 31, 2006.
Comment 2:
We have considered your response to our prior comment 2. Based on the fact that construction period rents are based on construction costs incurred by the Company, we are unclear how you have determined that these amounts should be recorded as deferred rent rather than a reduction of the cost basis of the asset. Please tell us the authoritative literature you have relied upon in determining that construction period rents should be recorded as deferred revenue.
Response:
It is important that we clarify that we do not receive any payments during the construction period and we do not recognize any rental income. We occasionally agree to provide development financing and certain other limited services to our tenants in conjunction with a facility that undergoes a development period prior to it being ready for its intended purpose (which, generally, is operation as a hospital). Under such an arrangement, we enter into a lease the term of which commences with the start of the development process and terminates (generally) on the 15th anniversary of the date that the facility is substantially complete and ready for its intended purpose. Accordingly, the lease will typically have a term of approximately 17 years which includes approximately two years during the construction period. Our tenant begins making lease payments shortly after completion of construction, which is generally the point at which the facility is occupied by the tenant and the tenant commences operations.
The rents that we collect subsequent to the completion of construction are not directly related to costs that we incur during construction and are not reimbursement of any such costs. Similar to any rent payment that a lessor collects, the total rent that our tenants pay to us are calculated to provide to us a market return on (as opposed to of) our investment. As noted below, this return includes a component that we believe compensates us for the use of our capital during the period commencing with initial funding of our investment; we use the nomenclature, “construction period rent,” to describe this component, but this component of rent is not collected, and in fact is not payable and is not recognized in income, during the construction period.
Lease payments are based primarily on two components: a predetermined percentage of total development cost and a “construction period rent” component. The combination of these two components is the return on our investment that we believe adequately compensates us for the use of our capital during the entire lease term (including the construction period). FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases (FTB 85-3), provides that rental income should be recognized on a straight-line basis over the lease term (including any rent holiday period). However, under the circumstances discussed herein, the lease term includes a period during which the leased asset is not ready for its intended use. Accordingly, we do not recognize lease income during this period (and again, we do not collect any income during this period).
Although for bookkeeping purposes we record the monthly “accrual” of “construction period rent,” this amount is deferred in its entirety. At completion of construction (and only when the facility is ready for occupancy for its intended use), the aggregate amount of the “construction period rent” is effectively added to the total development costs and collected as a fungible element of rental income each month over the lease term. We believe this is the appropriate application of FTB 85-3 as it avoids recognition of lease income during the development period when the facility is not ready for occupancy and its intended use. We based this conclusion primarily on SEC Topic 13: Revenue Recognition (Staff Accounting Bulletin No. 104).
Topic 13 compiles a series of SAB’s on revenue recognition. In Topic 13, the SEC states, “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
1. Persuasive evidence of an arrangement exists,
2. Delivery has occurred or services have been rendered,
3. The seller’s price to the buyer is fixed or determinable, and
4. Collectibility is reasonably assured.”
With respect to a lease as discussed herein, our policy is that the condition described in item 2 above is not met generally until construction is complete and the facility is ready for occupancy by the tenant. Identical to other components that comprise our lease payments, the component derived from “construction period rent” escalates at a minimum rate annually. We record the minimum annual rent to be received over the lease term (commencing with completion of the facility and delivery of occupancy to the tenant) on a straight-line basis in accordance with FTB 85-3.

Please do not hesitate to contact me if you have any questions or comments relating to our response to the Comment Letter.
Very truly yours,
/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice-President and Chief Financial Officer